NEWS RELEASE 08-03	January 17, 2008

MORE WERNECKE PROPERTIES RETURN ENCOURAGING COPPER-GOLD RESULTS

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) announced today that intervals of copper-gold mineralization have been intersected at its TVA-HEM and Pagisteel properties in the Yukon’s Wernecke Mountains.

Drill highlights include:

  2.57% copper and 0.97 grams per tonne gold over 6.1 metres in PG07-01
  0.69% copper and 0.17 grams per tonne gold over 9.33 metres in UT07-11 at HEM
  0.36% copper and 0.18 grams per tonne gold over 8.37metres in UT07-12 at HEM

These new results suggest HEM and Pagisteel have further exploration potential and may form an important deposit component in this emerging mineral district.

The two properties are part of Fronteer’s 400-sq-km land package in the Wernecke Mountains of Canada’s north-central Yukon Territory. Fronteer’s Hoover property recently returned encouraging intervals of copper-gold mineralization, including 1.84% copper and 0.53 grams per tonne gold over 17.3 metres. (See release 08-02).

Fronteer’s exploration efforts have focused on the growing similarities in styles of copper-gold-uranium mineralization between this underexplored part of Canada and the Olympic Dam district of South Australia.

At TVA-HEM, two holes spaced 200 metres apart were drilled near a Wernecke breccia.

At Pagisteel, Hole PG 07-01 is the first to test a 4-km long regional structure associated with strong soil and rock geochemistry anomalous in gold and copper.

Final 2007 drill results returned include:

Hole_ID	From_m	To_m	Interval (m)	Au (g)	Cu (%)

TVA HEM
UT07-11	175.87	176.36	0.49	0.01	1.59
UT07-11	332.5	341.04	8.54	0.14	0.20
UT07-11	345.28	354.61	9.33	0.17	0.69
Incl.	345.98	349.63	3.65	0.35	1.46
UT07-12	149.84	158.21	8.37	0.18	0.36
UT07-12	178.4	191.45	13.05	0.03	0.28

Pagisteel

PG07-01	117.3	123.4	6.1	0.97	2.57

Drill hole intersections for the HEM are 80% of indicated lengths while Pagisteel intersection is 90% of indicated.

For a map showing Pagisteel drill hole location and soil factor scores, please use the following link: www.fronteergroup.com/i/IR/PagisteelMap.jpg

For a map showing TVA-Hem drill hole locations and ground magnetics, please use the following link: www.fronteergroup.com/i/IR/TVA-HemMap.jpg

The Wernecke exploration program is operated by Fronteer, and funded pro-rata by the Company (80%) and its joint venture partner Rimfire Minerals Corp (20%).

Assay results have been prepared under the guidance of David Kuran, P. Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay. Assays were completed with uranium determinations by ME-MS-61 ICP geochemical analysis with samples returning over 1000 ppm U were then analyzed by U-XRF-10 analysis.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three world-class gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, and size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, copper, and uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.